Delisting Determination,The Nasdaq Stock Market, LLC,
December 12,2007, Worldgate Communications, Inc. The Nasdaq
Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Worldgate
Communications, Inc. (the Company),effective at the opening of business on December 24, 2007. Based on a review of the information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules: 4310(c)(02). The
Company was notified of Staffs determination on June 25, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings
Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace
Rules: 4310(c)(02). The Company was notified of the Panels decision on October 2, 2007 and trading in the Companys securities was suspended on October
4, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on November 16, 2007.